Management Discussion And Analysis Of
Results Of Operations And Financial Condition
For The Period ended May 31, 2007

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the three and nine months ended May 31, 2007. The following information should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the nine months ended May 31, 2007, and the audited financial statements for the year ended August 31, 2006 (the “Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

July 31, 2007

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp. (the “Corporation”), is a development stage company focused on the development of a pari-mutuel, virtual horseracing game, the development of a live race lottery event, a virtual race lottery event, publishing the ThoroughbredStyle magazine, distribution of an internet sports scores video display and the related sale of place-based advertising, and the development of an Internet payment system. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada; Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada; SafeSpending Inc., a company incorporated under the laws of Arizona; and Silks Media Corporation, a 50 percent owned company recently incorporated under the laws of Nevada.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable production in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and through the exercise of warrants and stock options for the aggregate amount of $22,847,850 since inception. The Corporation intends to continue to finance its operations through the issuance of equity and perhaps debt until it generates sufficient revenues from the Horsepower® World Pool live and virtual lottery systems, ThoroughbredStyle magazine advertising and subscription sales,

SportsPageTV advertising sales, Racing Unified Network (R.U.N.) Inc. advertising sales, and the SafeSpending™ Anonymous Internet Payment system.

HORSEPOWER WORLD POOL

As previously reported, the Corporation has been watching the developments in the United States resulting from the Internet Gambling Prohibition and Enforcement Act passed in October of 2006. The headlines pointed out that this Act makes off shore internet gambling illegal for U.S. residents, but at the same time, the Act permits Intrastate gambling where the wager is initiated and received or otherwise made exclusively within a single state, and nothing in the Act prohibits the Interstate transmission of information relating to a state-specific lottery between a state or foreign country where such betting or wagering is permitted under Federal, State, tribal or local law and it does not prevent use of an out-of-state data centre for the purposes of assisting in the operation of such state-specific lottery. This aspect is now beginning to receive more attention.

The Corporation anticipated that there should be opportunities for the Horsepower® game to participate in the evolution of gaming in the U.S. as states develop their own policies within this Act, and on January 29, 2007, the Corporation published a press release announcing that it acquired an exclusive license on intellectual property currently under patent application for the first ever lottery to be determined by the results of actual live racing events, for example horse racing or car racing. To be launched as Horsepower® World Pool Lottery, the license grants Sungold® the rights to a suite of lottery games that will include live horse racing at participating racetracks. In general the patents cover live and virtual horse, dog and auto races across North America.

At the same time, the Corporation announced the appointment of experienced Thoroughbred breeder and owner, Todd Stinson, as Sungold’s Racing Industry Consultant and that the Corporation will be directing a portion of the takeout on the Horsepower® World Pool Lottery games to recognized North American Horsemen’s Associations for direct purse enhancements for horsemen.

On February 14, 2007, the Corporation announced that Michael Cichy has agreed to act in the capacity of the Corporation’s newly created position of Regulatory Affairs and Simulcast consultant. Mr. Cichy brings to Sungold® a wealth of experience in simulcast technology and off-track wagering. Mr. Cichy is also very experienced in racing and wagering legislation, having written wagering rules for racing and gaming commissions and testifying at various legislative committees. This is especially appropriate for the Horsepower® World Pool Lottery project.

During this third quarter, Todd Stinson and Michael Cichy, on behalf of the Corporation, convened meetings and discussions with representatives of Indian Nations in the United States to explore the possibilities of hosting the live and virtual lottery games, and on June 20, 2007, the Corporation announced that it had signed a Letter of Intent with the Chippewa Indians’ Sky Dancer Casino in Belcourt, North Dakota, initiating a joint venture agreement to market and launch the company’s proprietary Horsepower 8 World Pool Lottery on the Internet.

The Horsepower 8 World Pool Lottery is an Internet based lottery that will take place both days of every weekend, and will be based on the results of live horse races from participating North American tracks. Horsepower 8 World Pool Lottery will offer players the opportunity to select the first place finisher in each of eight live horse races held at as many as eight different racetracks from anywhere in North America. If there is no grand prizewinner there will be a carryover to the next race date. It is expected that carryover pools will build to life changing payouts on a regular basis. The Horsepower 8 World Pool Lottery will also reward lottery players with supplementary payouts on both days for picking five, six and seven correct.

SILKS MEDIA CORPORATION– THOROUGHBREDSTYLE MAGAZINE

In March, the Corporation expanded its horse racing related media interests with the purchase of the complete assets of ThoroughbredStyle Magazine and website from Thoroughbred Capital 2006 LLC. The Corporation contributed these assets to Silks Media Corporation, a company which it incorporated in Nevada in exchange for the initial share capital. A similar number of initial shares are committed to the operations management team for their participation. Silks Media Corporation will publish ThoroughbredStyle Magazine. On July 30, 2007, the Corporation announced the debut of the magazine. The first ‘Collector’s Edition’ has gone to press, boasting an original cover by Peb, the renowned cartoonist, and filled with stories and photos by award-winning free-lance writers and photographers. The bi-monthly magazine offers lively human-interest stories about Thoroughbred racing, the horses, the people and their Thoroughbred lifestyle.

As a special interest for subscribers, ThoroughbredStyle Magazine introduces its own Racing Club, featuring numerous, specially selected Thoroughbreds racing exclusively in the ThoroughbredStyle Racing Club silks. Magazine subscribers who choose to become members earn reward points based on purses. A percentage of the purses and the Racing Club subscription cost are used to provide rewards that Racing Club members can receive by redeeming their points. Subscribers will be able to follow the ThoroughbredStyle Racing Club schedule on the web site www.thoroughbredstyle.net to see where and when the horses are racing. As a point of interest, Kissin for Fun was the first horse to race under the stable’s bronze and black racing silks, and in the first start for ThoroughbredStyle Racing Club was victorious in a race at Indiana Downs last month.

SPORTSPAGETV

Last quarter, the Corporation announced that Racing Unified Network (R.U.N.) Inc. (“RUN”) signed an agreement with SportsPageTV, a Nevada-based company that offers up-to-the-minute sports scores and odds, and advertising spots, using secure Internet technology. The agreement assigns RUN the exclusive right to place the Sports Scoreboard Information system into any facilities in Canada and all racetracks in North America, and a non-exclusive right in any other unsigned locations worldwide.

In March, the Corporation announced an agreement with Ambassador Sales & Service LLC in Florida to market the SportsPageTV infrastructure and sell the place-based advertising to parts of the United States. The founder of Ambassador, Richard Forsman, has thirty years of varied business experience in Human Resources Management.

Since then, the Corporation has been working on recruiting a sales team and marketing the product to establishments primarily in the food and beverage industry. Results have been slower than anticipated thus far and the Corporation is currently adjusting its sales approach in efforts to find the right elements.

SAFESPENDING INC.

The Corporation’s subsidiary, SafeSpending Inc., is in the business of developing a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit card numbers and personal information on the Internet. The detailed development of this project is being deferred until completing necessary financing arrangements.

RESULTS OF OPERATIONS

Net Loss and Expenses

The Corporation had no revenue from operations during the third fiscal quarter, and therefore the net loss is the same as the expenses. The Corporation had a net loss of $339,749 for the quarter ended May 31, 2007 or $0.0025 per share compared to a slightly larger net loss of $374,029 in the same quarter of 2006, or $0.0027 per share.

The main cost reductions were in the categories of Professional and consulting fees, and Investor Relations. A new cost this quarter, Technology licensing, relates to the SportsPageTV technology and is expected to be recovered from customers as the system is sold.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended May 31, 2007.

	05/31/07 Q3 ($)	02/28/07 Q2 ($)	11/30/06 Q1 ($)	08/31/06 Q4 ($)	05/31/06 Q3 ($)	02/28/06 Q2 ($)	11/30/05 Q1 ($)	08/31/05 Q4 ($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	302,155	309,363	169,266	343,339	344,029	547,475	272,961	395,788
Stock based compensation	37,594	35,593	54,085	34,130	30,000	-	-	138,535
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down	-	-	-	-	-	-	-	-
Loss – Canadian GAAP	339,749	344,956	223,351	377,469	374,029	547,475	272,961	534,323
Deferred development costs	10,499	6,193	3,199	22,041	16,234	6,542	573	22,010
Foreign exchange adjustment – US GAAP	(742)	4,473	4,452	(619)	355	(793)	(8)	14,982
Loss – US GAAP	349,506	355,622	231,002	398,891	390,618	553,224	273,526	571,315
Loss per share – Canadian GAAP	0.0025	0.0027	0.0018	0.0030	0.0030	0.0044	0.0023	0.0049
Loss per share – US GAAP	0.0026	0.0027	0.0018	0.0032	0.0031	0.0045	0.0023	0.0051
Weighted average number of shares	135,506,909	129,410,908	126,751,076	123,834,644	125,619,901	123,837,620	120,844,975	111,579,338
Total Assets	1,001,345	756,673	760,560	772,557	821,403	879,001	866,034	928,938
Total long-term financial liabilities	1,256	3,078	5,074	6,518	8,351	10,493	12,163	14,519
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)

The Corporation has no cash dividend policy and is not able to develop a cash dividend policy until it has retained earnings and demonstrated a sustainable net income. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

At the quarter ended May 31, 2007, the Corporation had a net working capital deficiency of $826,973 and Cash and sundry receivables of $27,772 as compared to a working capital deficiency of $393,992 and Cash and sundry receivables of $24,053 at May 31, 2006. This working capital deficiency was higher by $189,387 over the year end working capital deficiency of $637,586 at August 31, 2006.

During the third fiscal quarter ended May 31, 2007, the Corporation issued 3,609,531 private placement shares for an aggregate of $316,696 to provide working capital and to pay for services, at an average share price of $0.088.

In the interval from June 1, 2007, to this report date, July 31, 2007, the Corporation has raised $5,000 from the issue, on a private placement basis, of 60,975 shares at an average price of $0.082 per share. During the same interval, Silks Media Corporation has raised $63,000 US from the sale of 630,000 private placement shares.

Financing Requirements

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from its products exceed the operating expenses. The Corporation will require further financing to continue its business operations.

The Corporation has a planned operating budget of $1,200,000 for the fiscal year ending August 31, 2007. The Corporation currently does not have sufficient funds on hand to finance its operations through the fiscal year ending August 31, 2007, and will be required to raise additional funds through equity financing. As a result, the Corporation is currently in discussions with private lenders and financing consultants to recruit equity investment capital for its current and future working capital and project development requirements, but as yet there is no written financing arrangement in place, and there is no assurance that the Corporation will complete the required additional financing. Anticipated sales of additional shares of common stock, if completed, will result in dilution to the Corporation’s current stockholders.

Commitments for Capital Expenditures

There are no outstanding capital purchase commitments at this time. The Corporation’s proposed capital expenditures for the balance of fiscal 2007 are NIL.

OFF BALANCE SHEET ARRANGEMENTS

As of July 31, 2007, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of related party transactions for the first quarter, with comparatives for the same quarter of the prior year:

a)	Consulting fees paid and expensed in the income statement

Related Party	3rd Qtr Ended May 31, 2007 $	3rd Qtr Ended May 31, 2006 $
Directors	3,300	4,200
Officers	15,000	6,600
Total	18,300	10,800

b)	Salaries expensed in the income statement

Related Party	3rd Qtr Ended May 31, 2007 $	3rd Qtr Ended May 31, 2006 $
Directors	-	-
Officers	61,400	67,500
Total	61,400	67,500

c)	Share capital compensation expensed

Related Party	3rd Qtr Ended May 31, 2007 $	3rd Qtr Ended May 31, 2006 $
Directors	-	-
Officers	-	9,488
Total	-	9,488

Combined Totals	79,700	87,788

d)	During the quarter, the Corporation paid $NIL to an officer for rent of office space provided (2006 - $4,710).

e)	The total included in the expenses and outstanding as payable at the period end to Directors, Officers and Management amounted to $155,487.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, sundry receivables, prepaid expenses, accounts payable and accrued liabilities, loans payable and leases payable. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There was no change in the Corporation’s accounting policies.

SHARE DATA

The Corporation has 136,606,493 common shares issued and outstanding as of May 31, 2007 and commitments to issue another 60,975 common shares for cash received, and 71,245 common shares for purchases, currently included in accounts payable, up to the date of this report, July 31, 2007.

COMMITMENTS

The Corporation signed a lease for additional office space, beginning September 1, 2006 for five years and four months, ending December 31, 2011. The Corporation also signed a five year lease, beginning January 1, 2007, and ending December 31, 2011, for the office space already occupied in Toronto.

Minimum annual lease payments for the next six years are as follows:

2007 -- $ 80,241
2008 -- $ 102,431
2009 -- $ 107,666
2010 -- $ 112,901
2011 -- $ 118,136
2012 -- $ 39,960

SUBSEQUENT EVENTS

There are no material events subsequent to July 31, 2007, which have not been disclosed in this report.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of a virtual pari-mutuel wagering and lottery entertainment system, internet sports information and advertising sales system, magazine publishing, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation does not expect to receive any revenues from operations until the projects begin operations in a commercially profitable manner. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations

Business licenses and related approvals differ in the environments the Corporation has identified for operations, and are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, some of the Corporation’s projects may be subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses can be complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately $200,000 to meet its current operating budget for the fiscal year ending August 31, 2007. The Corporation has not yet secured this required financing, but management is confident in the processes underway and believes it will meet its operating budget requirements through August 31, 2007. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

The Corporation’s Common Stock is Traded on the OTC Bulletin Board and as a Result May Experience Price and Volume Fluctuations.

The market price of the Corporation’s common stock is subject to fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern (Note 2)

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2006, the Corporation had an accumulated deficit of $22,190,315 which increased to $23,098,371 as at May 31, 2007. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower 8 World Pool Lottery, the Horsepower® World Pool, publish ThoroughbredStyle magazine, market the SportsPageTV system, and or develop the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the U.S. Securities and Exchange Commission and other regulatory authorities.